# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eason Technology Ltd, CIK 0001499494
CUSIP: 26605Q304
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 27TH FLOOR, LIANFA INTERNATIONAL BLDG., 128 XUDONG ROAD, WUCHANG DISTRICT, WUHAN CITY, HUBEI PROVINCE, China (F4), 430063
Date of event which requires filing of this statement: 02/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001898473

## Reporting persons
- Bucktown Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 17,390,347,825; shared voting power 0; sole dispositive power 17,390,347,825; shared dispositive power 0; aggregate amount beneficially owned 17,390,347,825 (9.9% of the class)
  Comment: Reporting Person Bucktown Capital, LLC ("Bucktown") has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that Bucktown may own, would exceed such a cap. Bucktown's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Ordinary Shares beneficially owned by Bucktown as of the date of this filing was 17,390,347,825 shares, which is 9.99% of the 174,077,555,803 shares outstanding on January 30, 2026 (as reported in the Issuer's 6-K filed on February 24, 2026).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
  
  Additionally, the 9.99% ownership limitation is aggregated across Bucktown and all other entities owned by John Fife.
- Fife Trading, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 17,390,347,825; shared voting power 0; sole dispositive power 17,390,347,825; shared dispositive power 0; aggregate amount beneficially owned 17,390,347,825 (9.9% of the class)
  Comment: Reporting Person Fife Trading, Inc. is the manager of Bucktown. Bucktown has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that Bucktown may own, would exceed such a cap. Bucktown's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Ordinary Shares beneficially owned by Bucktown as of the date of this filing was 17,390,347,825 shares, which is 9.99% of the 174,077,555,803 Ordinary Shares outstanding on January 30, 2026 (as reported in the Issuer's 6-K filed on February 24, 2026).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
  
  Additionally, the 9.99% ownership limitation is aggregated across Bucktown and all other entities owned by John Fife.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 17,390,347,825; shared voting power 0; sole dispositive power 17,390,347,825; shared dispositive power 0; aggregate amount beneficially owned 17,390,347,825 (9.9% of the class)
  Comment: Reporting Person John M Fife is the sole member of Fife Trading, Inc., which is the manager of Bucktown. Bucktown has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer's Ordinary Shares which, except for a contractual cap on the amount of outstanding shares that Bucktown may own, would exceed such a cap. Bucktown's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Ordinary Shares beneficially owned by Bucktown as of the date of this filing was 17,390,347,825 shares, which is 9.99% of the 174,077,555,803 Ordinary Shares outstanding on January 30, 2026 (as reported in the Issuer's 6-K filed on February 24, 2026).
  
  To clarify, the Form line 11 is limited to displaying only the tenth decimal place, but the ownership limitation prescribed in the agreement is 9.99%.
  
  Additionally, the 9.99% ownership limitation is aggregated across Bucktown and all other entities owned by John Fife.

## Item 1. Issuer
Name of issuer: Eason Technology Ltd
Address of issuer's principal executive offices: 27TH FLOOR, LIANFA INTERNATIONAL BLDG., 128 XUDONG ROAD, WUCHANG DISTRICT, WUHAN CITY, HUBEI PROVINCE, CHINA, 430063

## Item 2. Person Filing
Name of person filing: This report is filed by Bucktown Capital LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of the Issuer's Common Stock that are directly beneficially owned by Bucktown Capital LLC. and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
300 East Randolph Street, Suite 40.150
Chicago, IL 60601
Citizenship:
Bucktown Capital, LLC is a Utah limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,390,347,825
Percent of class: 9.99%
Sole power to vote or to direct the vote: 17,390,347,825
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,390,347,825
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bucktown Capital LLC: John Fife, President (02/27/2026)
- Fife Trading, Inc.: John Fife, President (02/27/2026)
- John M Fife: John Fife, John Fife (02/27/2026)